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                                                                       Exhibit 4

                     MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                  FINANCIAL CONDITION AND RESULTS OF OPERATIONS

General and Background

     We have incurred annual losses since inception while developing and introducing our original products and focusing management and other resources on capitalizing the Company to support future growth. DriverMax(R) accounts for approximately 73% of our product sales during our development stage, being the most readily marketable of our fully developed products. HydroFire(R) accounts for the remainder. No sales have been conditioned on other performance or approval. Relatively high management, personnel, consulting and marketing expenditures have been incurred since inception in preparation for the commercialization of our products.

     From July 30, 1999 through July 30, 2000, we raised $7,806,240 from our Iowa-Only Offering. On August 12, 2000, we determined that resales of Iowa-Only shares by Iowa residents to non-Iowa residents violated certain provisions of the Securities Act of 1933. In response, we undertook an offering to rescind the earlier Iowa-Only Offering in an offering effective January 26, 2001. The Rescission Offer terminated on February 26, 2001 with the result that we refunded 52,340 shares or $261,700, incurring interest expense of $14,990. As a result, at March 31, 2002, the 1,508,908 Iowa-Only Offering Shares, in the amount of $7,544,540, are classified as temporary equity. These shares will remain in temporary equity until such time as the violations under the securities laws have been cured. Now that the Rescission Offer is closed, management believes that Iowa-Only Offering Stockholders are estopped from alleging injury. However, we will continue to be contingently liable to such stockholders during the statute of limitations, a period of three years from the date of the original sale of Iowa-Only Offering Shares. We are unable to quantify the amount of any such contingent liability because the claim must be brought through individual lawsuit, which we would vigorously defend with valid defenses, and we consider the probability of any obligation under such contingent liability to be remote. We will continue to assess the effect of this contingent liability on our financial statements during the statute of limitations.

Liquidity and capital resources

     Cash and Equivalents are currently the Company's only source of liquidity. There were no material commitments for capital expenditures as of March 31, 2002. In addition there are no planned material capital expenditures as of March 31, 2002 which may require the use of financing. At March 31, 2001 the Company had outstanding commitments totaling approximately $436,000 to finish the new corporate headquarters facility, which was completed in August 2001. The changes in Cash and Equivalents for the three months ended March 31, 2002 and 2001 can be reviewed in the Statements of Cash Flows in PART I Item 1 above. As planned sales of our products and services occur during 2002, management hopes to achieve greater economies of scale with regard to distribution, selling, general and administrative expenses. However, it is reasonably likely that cash and equivalents will continue to decrease during 2002 with a corresponding decrease in interest income until formal sales agreements can be secured with potential customers, which is expected to occur beginning in the second quarter of 2002.

     Since acceptance or the affirmative rejection or failure to respond to the Rescission Offer does not act as a release of claims, eligible Iowa-Only Offering Stockholders who have accepted,

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rejected, or failed to respond to the Rescission Offer retain any rights of claim they may have under federal securities laws. Any subsequent claims by an Iowa-Only Offering Stockholder are subject to any defenses we may have, including the running of the statute of limitations and/or estoppel. In general, to sustain a claim based on violations of the registration provisions of federal securities laws, the claim must be brought within one year after discovery of the violation upon which the claim is based, in this case, based on the date of the sale (or three years from the date of the original sale of Iowa-Only Offering Shares). Under the principle of estoppel, the person bringing a claim must carry the burden of proof of why he or she took no action under the Rescission Offer and/or how he or she may have been injured.

     According to the terms of our purchase agreement with American Technologies to acquire the patents and trademarks, we will pay a 3% royalty of annual gross sales for a period of 20 years, which began November 1, 1999.

Results of Operations

     There were no material changes in gross sales and cost of sales for the three months ended March 31, 2002 compared to the three months ended March 31, 2001. In the future management hopes to realize increased licensing revenue with the implementation of a recently signed (February 19, 2002) sales representation agreement between the Company and SPAP COMPANY LLC, a limited liability company based in California. SPAP is a company engaged in international trade on a worldwide basis with over fourteen years of experience in the international marketplace and has developed a significant presence and expertise in the Asian Pacific, European and other world markets. The Company is desirous of selling or licensing its product(s) into the Japanese market and world market and has contracted with SPAP to contact Original Equipment Manufacturers (OEM) and Aftermarket customers in the Asian Pacific market and determine the methods by which that market can be commercially penetrated through SPAP as a sales representative. Management continues to pursue other means of distributing our products and services domestically as well.

     A total of fourteen individuals were employed with the Company at March 31, 2002 compared to only eleven at March 31, 2001 causing the net $15,559 increase in salaries and wages expense for the three months ended March 31, 2002 over the same period a year ago. Due to several personnel additions during later quarters of 2001, and several terminations of higher paid personnel early in the first quarter of 2002, total salaries and wages expense for the fiscal year ending December 31, 2002 is actually expected to be lower than that of the fiscal year ending December 31, 2001, assuming no further changes during 2002.

     Royalty expense for the three months ended March 31, 2002 and 2001 was 3% of sales calculated per the patent purchase agreement with American Technologies.

     Marketing and advertising expenses during the three months ended March 31, 2002 were all product related, while during the three months ended March 31, 2001 we incurred expenses totaling $15,385 which were classified as advertising and were associated with printing and mailing information to shareholders explaining the rescission offer described above. Actually the marketing campaign of our products was intensified during the three months ended March 31, 2002 with advertisements placed in three major transportation, fleet maintentance, and OEM publications.

     A comparative breakdown of "Other general and administrative expenses" per the Statements of Operations included in Exhibit 3 above is as follows:

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
                                                     Three months     Three months
                                                        ended            ended
                                                      March 31,         March 31,
                                                        2002             2001          Note
                                                   ---------------   -------------
     Depreciation and amortization                  $      21,077    $      8,243         1
     Insurance                                             10,276           2,822         2
     Legal and accounting                                  38,062          74,163         3
     Office expenses                                       11,473          23,364         4
     Research and development                              39,923          22,855         5
     Travel                                                27,386          18,920         6
     Utilities                                             17,424          13,250         1
                                                  ----------------   -------------
     Total general and administrative expenses        $   165,621    $    163,617
                                                   ===============   =============

          1 The corporate headquarters facility, valued at $1,226,292 was placed into service during the second quarter of 2001, which explains the material increase in depreciation and amortization expense for the three months ended March 31, 2002 compared to the same three-month period a year ago. Since this facility is larger than the former headquarters location, utilities expenses are also slightly higher in the first quarter of 2002 compared to 2001.

          2 The increase in insurance expense is primarily due to a rise in premium rates for directors' and officers' liability coverage. Rates for this type of coverage have increased nationwide over the past year.

          3 The legal and accounting expenses incurred during the first quarter of 2001 were related to the rescission offer described above. The expenses recorded for the first quarter of 2002 in this category relate to ordinary audit and legal expenses associated with public filings and normal business operations.

          4 During the three months ended March 31, 2001 regular periodic mailings were being prepared and sent to all shareholders for the purpose of keeping them informed of corporate progress. Once the Company was listed on the Over The Counter Bulletin Board (OTCBB), these mailings ceased. All press releases are now done electronically, thereby reducing the cost of office supplies and postage.

          5 An outside consultant was hired during June of 2001 for the purpose of developing our EconoCruise(R) product line. This research and development project continued during the three months ended March 31, 2002 resulting in project payments during the first quarter of $20,738. The remaining research and development expenses for the three months ended March 31, 2002 and 2001 relate to in-house testing of the DriverMax(R) product line.

          6 The increase in first quarter travel expenses during 2002 over the first quarter of 2001 was due to four major sales trips taken in the first three months of 2002 for the purpose of promoting our products. Only

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          one trip of this nature was made during the first quarter of 2001. In addition, during the first quarter of 2002 the Company began to incur travel costs associated with its newest marketing effort aimed at cleaning up the diesel school bus fleet in the United States. Basically, we intend to have our first marketing model in the state of Iowa, where we hope to be testing approximately 6,000 school buses twice each year to identify the acuteness of Iowa's school bus particulate (black smoke) problem. Once the initial baseline testing has been completed, we will be using our DriverMax(R) technology plus our knowledge of engine combustion to advise maintenance personnel in each school district in maintaining their diesel engines more effectively.

     Interest income continues to decline with decreasing Cash and Equivalent balances and low certificate of deposit interest rates.

Recent Accounting Pronouncements

     There are no recently issued accounting standards for which the impact on our financial statements at March 31, 2002 and 2001 is not known.

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